1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated September 14, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/09/14

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/08/12:	To announce that the board resolved major resolution

2. Announcement on 2011/08/17:	Chunghwa Telecom holds investor conference call for the first half of 2011 operation results

3. Announcement on 2011/08/24:	To announce the procurement of Global Server Farm Backbone replacement

4. Announcement on 2011/08/24:	To announce the procurement of MOD new generation service management platform

5. Announcement on 2011/08/26:	Chunghwa Telecom will participate in the Investor Conference to be held by Taiwan Stock Exchange

6. Announcement on 2011/08/26:	Chunghwa Telecom holds a non-deal road show

7. Announcement on 2011/08/26:	To announce the differences between ROC GAAP and US GAAP for the first half of 2011 financial statements

8. Announcement on 2011/08/26:	The Board approves the appointment of new positions for the management

9. Announcement on 2011/08/26:	To announce Board’s major resolutions

10. Announcement on 2011/09/01:	Announcement of Investment in Mainland China on behalf of Chief Telecom Inc., a subsidiary of Chunghwa Telecom

11. Announcement on 2011/09/05:	To state that the Company does not promises to pay 100% of the earnings as dividends in the future

12. Announcement on 2011/09/09:	To announce the Company’s August 2011 revenues

13. Announcement on 2011/09/09:	August 2011 sales

EXHIBIT 1

To announce that the board resolved major resolution

Date of events: 2011/08/12

Contents:

1. Date of occurrence of the event: 2011/08/12

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The extraordinary board meeting approved the appointment of Liang-Shiow Fan to serve as the Chairman of Light Era Development Co., Ltd.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa Telecom holds investor conference call for the first half of 2011 operation results

Date of events: 2011/08/17

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/08/26

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Room 1201, No. 21-3, Hsinyi Rd. Sec. 1, Taipei and teleconference.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir at 14:00pm Taipei Time Aug. 26, 2011.

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 3

To announce the procurement of Global Server Farm Backbone replacement

Date of events: 2011/08/24

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Global Server Farm Backbone replacement, etc.

2. Date of the occurrence of the event: 2010/08/25~2011/08/24

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$322,903,329

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd.; equity method investment

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 4

To announce the procurement of MOD new generation service management platform

Date of events: 2011/08/24

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): related equipment of MOD New Generation Service Management Platform

2. Date of the occurrence of the event: 2011/08/24~2011/08/24

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$1,067,500,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Ericsson Taiwan Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery and payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: To build CHT MOD New Generation Service Management Platform.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa Telecom will participate in the Investor Conference to be held by Taiwan Stock Exchange

Date of events: 2011/08/26

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/09/05

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Meeting room on the 9th floor at Taipei 101

3. Financial and business related information: Please refer to http://emops.tse.com.tw/

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 6

Chunghwa Telecom holds a non-deal road show

Date of events: 2011/08/26

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/08/29~2011/09/02

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Europe

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 7

To announce the differences between ROC GAAP and US GAAP for the first half of 2011 financial statements

Date of events: 2011/08/26

Contents:

1. Date of occurrence of the event: 2011/08/26

2. Cause of occurrence: To announce the differences for the first half of 2011 financial statements between ROC GAAP and US GAAP.

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1) Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. and Subsidiaries (or the “Company”) reported consolidated net income of NT$25,615,298 thousand, earnings per share of NT$3.21 for the first half of 2011, and consolidated shareholders’ equity of NT$350,363,845 thousand as of June 30, 2011.

(2) Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported consolidated net income of NT$28,465 million, earnings per share of NT$3.58 for the first half of 2011 and consolidated shareholders’ equity of NT$280,752 million as of June 30, 2011.

(3) The differences in consolidated net income between ROC GAAP and US GAAP followed by the Company mainly come from the depreciation expenses and the provision for 10% undistributed retained earning tax.

4. Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 8

The Board approves the appointment of new positions for the management

Date of events: 2011/08/26

Contents:

1. Date of occurrence of the event: 2011/08/26

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The 10th meeting of the 6th term board of directors approved the appointment of new positions for the management as follows:

(1) As Jen-Hung Lin, Senior Vice President of the Company will get retired on September 1, 2011, Mu-Piao Shih, Executive Vice President & Manager of Mobile Business Group will replace the aforementioned position.

(2) Chang-Rong Chen, Vice Manager of the Mobile Business Group, will replace the position of Executive Vice President & Manager of Mobile Business Group.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

To announce Board’s major resolutions

Date of events: 2011/08/26

Contents:

1. Date of occurrence of the event: 2011/08/26

2. Company name: Chunghwa Telecom

3. Relationship to the Company (please enter “head office” or “affiliate company”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Following resolutions were approved by the Board:

The 10th meeting of the company’s 6th Board of Directors approved the following resolutions:

(1) the amendment of Organizational Regulations for the Chunghwa Telecom Co., Ltd. Compensation Committee; and

(2) appointment of three committee’s members: Chung-Yu Wang, Independent Director, Chung-Fern Wu, Independent Director, and Wen-Tsan Lin, Director to be committee’s members.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

Announcement of Investment in Mainland China on behalf of Chief Telecom Inc., a subsidiary of Chunghwa Telecom

Date of events: 2011/09/01

Contents:

1. Date of occurrence of the event: 2011/09/01

2. Method of the present increase (decrease) in investment: Chief Telecom Inc. will establish two subsidiaries in Suzhou and Shagnhai, China.

3. Transaction volume, price per unit, and total monetary amount of the transaction: Not exceed RMB 2 millions

4. Company name of the invested mainland Chinese company: To be decided

5. Paid-in capital of said invested mainland Chinese company: N/A

6. Amount of new capital increment currently planned by said invested mainland Chinese company: N/A

7. Main business items of said invested mainland Chinese company: ICT (Information and Communication Technology) services

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11. Amount of actual investment to date in said invested mainland Chinese company: N/A

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: RMB 0, the present investment hasn’t been approved by The Investment Commission.

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0%

25. Total amount of actual investment in the mainland China area to date: RMB 0

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: RMB 0

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: RMB 0

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32. Any other matters that need to be specified: None

EXHIBIT 11

To state that the Company does not promises to pay 100% of the earnings as dividends in the future

Date of events: 2011/09/04

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2011/09/04

3. Content of the report: Chunghwa Telecom promises to pay 100% of the earnings as dividends in three to four years.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The Company reported in the investors conference on August 26 that its legal reserve amount is close to its capital stock and according to the Company Law, the Company needs not to set aside 10% of its earnings as legal reserve when distributing earnings in three to four years; however, this has to be approved by the board meeting and the shareholders meeting.

6. Countermeasures: None

7. Any other matters that need to be specified: None.

EXHIBIT 12

To announce the Company’s August 2011 revenues

Date of events: 2011/09/09

Contents:

1. Date of occurrence of the event: 2011/09/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 11.7% year-over-year increase in unconsolidated total revenue to NT$17.32 billion in August 2011. Operating income decreased by 16.0% year-over-year to NT$4.24 billion, net income decreased by 15.0% year-over-year to NT$3.70 billion, and EPS rose by 11.1% to NT$0.5. The revenue increase was primarily attributable to (1) the revenue recognition of the government integrated taxation information system project, (2) rise in local fixed line revenue resulting from the shift of the pricing right of fixed-to-mobile call from mobile operators to fixed network operators, as well as to (3) the growth in mobile VAS revenue, which offset the impact of the pricing right shift on mobile voice revenue, (4) the tariff reduction mandated by regulator starting from April 2011 and (5) the broadband tariff reduction starting from the end of June. The increase in operating costs and expenses was primarily due to (1) the increase in cost of the taxation information system project, (2) interconnection and transition fees resulting from the pricing right shift, (3) the rise in cost of sales and marketing expenses due to the lower base for the same period last year (because iphone 4 was not introduced till September 2010 in Taiwan), as well as (4) the higher maintenance fee resulting from promoting mobile internet service and migrating broadband customers to higher speed services. The increase in EPS was mainly due to the capital reduction in January 2011, which decreased the number of outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 13

Chunghwa Telecom

September 09, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Aug 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

Aug	Invoice amount	17,745,227	17,036,983	(+) 708,244	(+) 4.16%

Jan-Aug	Invoice amount	130,304,780	134,650,056	(-) 4,345,276	(-) 3.23%

Aug	Net sales	17,323,629	15,512,819	(+) 1,810,810	(+) 11.67%

Jan-Aug	Net sales	128,815,493	122,643,471	(+) 6,172,022	(+) 5.03%

b	Trading purpose: None